FSD PHARMA INC.

Annual Information Form

For the Year Ended December 31, 2018

Dated: May 13, 2019

ANNUAL INFORMATION FORM

In this Annual Information Form (this “AIF”), unless otherwise noted or the context indicates otherwise, references to “FSD Pharma”, the “Corporation”, “we”, “us” and “our” refer, collectively, to FSD Pharma Inc. (“FSD Pharma”) and its wholly-owned subsidiaries, FV Pharma Inc. (“FV Pharma”) and FV Pharma Quebec Inc. (“FV Quebec”).

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of May 13, 2019, unless otherwise stated.

MARKET AND INDUSTRY DATA

This AIF includes market and industry data that has been obtained from third party sources, including industry publications. The Corporation believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Corporation has not independently verified any of the data from third party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources.

FORWARD-LOOKING STATEMENTS

This AIF contains “forward‐looking information” and “forward‐looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “Forward‐Looking Statements”). Forward-Looking Statements relate to future events or future performance, business prospects or opportunities of the Corporation that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be Forward-Looking Statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be Forward-Looking Statements.

Examples of Forward-Looking Statements in this AIF and the documents incorporated by reference herein include, but are not limited to, statements in respect of: the Corporation’s intention to increase its production through its proposed expansion of the Facility (as defined herein), and the expected costs thereof; the Corporation’s proposed partnership and joint ventures with, and investments in, other entities; expected timing of receipt of the Corporation’s sales license from Health Canada; the Corporation’s expected production capacity; the estimated costs of the Corporation’s proposed capital projects and future investments; the expected timing of receipt of the Corporation’s sales license; potential proceeds from the exercise of the Corporation’s outstanding share purchase warrants; actions taken by the Corporation, or that the Corporation may take in the future, to adjust its capital structure; improvements to the Corporation’s cultivation, manufacturing and standardization processes; potential future supply agreements; potential effects of regulations under the Cannabis Act (as defined herein) and related legislation introduced by provincial governments; the undertaking of clinical research to study the effects of the Corporation’s products on client health; the Corporation’s strategy of becoming a leading provider of quality products for the medical cannabis market; future sales opportunities in other emerging medical markets; and the effect that each risk factor will have on the Corporation.

The Corporation has made certain assumptions with respect to the Forward-Looking Statements regarding, among other things: (i) the Corporation’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; (ii) general economic, financial market, regulatory and political conditions in which the Corporation operates; (iii) the expected yield from the Corporation’s cultivation operations; (iv) purchaser interest in the Corporation’s products; (v) competition from other Licensed Producers (as defined herein); (vi) anticipated and unanticipated costs; (vii) government regulation of the Corporation’s activities and products; (viii) the timely receipt of any required regulatory approvals; (ix) the Corporation’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) the Corporation’s ability to conduct operations in a safe, efficient and effective manner; and (xi) the Corporation’s expansion plans and timeframe for completion of such plans.

Although the Corporation believes that the expectations and assumptions on which the Forward-Looking Statements are based are reasonable, undue reliance should not be placed on the Forward-Looking Statements because no assurance can be given that they will prove to be correct. Since Forward-Looking Statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: changes to the market price of cannabis; the ability of the Corporation to produce and sell cannabis supply; the continued availability of capital financing and general economic, market or business conditions; reliance on the License (as defined herein) and the Corporation’s ability to maintain the License; regulatory risks relating to the Corporation’s compliance with the Cannabis Act; failure to obtain regulatory approvals for the issuance of the Corporation’s sales license or for proposed expansion of the Facility; failure to execute definitive agreements with entities in which the Corporation has entered into letters of intent or memoranda of understanding; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market in Canada and internationally; the limited operating history of the Corporation; the Corporation’s reliance on key persons; failure of counterparties to perform contractual obligations; failure to obtain additional financing; unfavourable publicity or consumer perception of the Corporation and the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete expansion projects; impact of any future recall of the Corporation’s products; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Corporation’s ability to develop and commercialize products; and other factors beyond the Corporation’s control, as more particularly described under the heading “Risk Factors” in this AIF.

Although the Corporation believes that the expectations reflected in the Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to be correct, and the Forward-Looking Statements are expressly qualified in their entirety by this cautionary statement. The purpose of the Forward- Looking Statements is to provide the reader with a description of management’s expectations, and the Forward- Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on the Forward-Looking Statements. The Forward-Looking Statements are made as at the date hereof and the Corporation undertakes no obligation to update or revise any of the Forward‐Looking Statements, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, have the following meanings (unless otherwise indicated):

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) (rescinded).

“Acquireco” means 2620756 Ontario Inc., a wholly-owned subsidiary of the Corporation incorporated under the OBCA for the purpose of carrying out the Amalgamation.

“AGCO” has the meaning ascribed herein.

“Agency Agreement” has the meaning ascribed herein.

“AIF” means Annual Information Form.

“Amalco” means the amalgamated entity following the amalgamation of Acquireco and FV Pharma, which continued under the name “FV Pharma Inc.”.

“Amalgamation” means the amalgamation of Acquireco and FV Pharma pursuant to the terms of the Amalgamation Agreement.

“Amalgamation Agreement” means the business combination agreement dated March 9, 2018, entered into among the Corporation, Acquireco and FV Pharma in respect of the Amalgamation.

“Articles of Amendment” means the amendment to the articles of the Corporation providing for the change of name of the Corporation from “Century Financial Capital Group Inc.” to “FSD Pharma Inc.”, and the concurrent reorganization of the Corporation’s share capital, as further described herein.

“Audit Committee” means the Audit Committee of the Board.

“Auxly” means Auxly Cannabis Group Inc.

“Board” means the board of directors of the Corporation.

“Bill C-45” has the meaning ascribed herein.

“Bill-36” has the meaning ascribed herein

“Business Combination” has the meaning ascribed herein.

“Canada House” has the meaning ascribed herein.

“Cannabis Act” means the Cannabis Act, S.C. 2018, c.16, together with the regulations made thereunder from time to time (the “Cannabis Regulations”).

“Cannara” has the meaning ascribed herein.

“Canntab” has the meaning ascribed herein.

“Canntab Agreement” has the meaning ascribed herein.

“Canntab Products” has the meaning ascribed herein.

“CBD” has the meaning ascribed herein.

“CDSA” means the Controlled Drugs and Substances Act (Canada).

“Century Shares” means common shares in the capital of the Corporation prior to the reorganization of the Corporation’s share capital as described in the Articles of Amalgamation.

“Class A Shares” means the Class A multiple voting shares in the capital of the Corporation.

“Class B Shares” means the Class B subordinate voting shares in the capital of the Corporation.

“Coattail Agreement” means the coattail agreement dated May 24, 2018 among the Corporation, Computershare and certain of the Shareholders holding at least 80% of the Class A Shares.

“Computershare” means Computershare Trust Company of Canada.

“Concurrent Financing” has the meaning ascribed herein.

“Corporation” means FSD Pharma Inc. (formerly Century Financial Capital Group Inc.), a corporation formed under the OBCA.

“CSA Notice” has the meaning ascribed herein.

“CTLS” has the meaning ascribed herein.

“CSE” means the Canadian Securities Exchange.

“Definitive Agreement” has the meaning ascribed herein.

“Escrow Agreement” means the escrow agreement dated May 24, 2018 among the Corporation, Computershare and certain securityholders of the Corporation in compliance with the requirements of the CSE.

“Facility” means FV Pharma’s cannabis cultivation facility located in Cobourg, Ontario.

“First Republic” means First Republic Capital Corporation, a company controlled by Anthony Durkacz.

“FV Pharma” means FV Pharma Inc., a corporation incorporated under the OBCA and a wholly-owned subsidiary of the Corporation.

“FV Quebec” means FV Pharma Quebec Inc., a corporation incorporated under the laws of Quebec and a wholly- owned subsidiary of FV Pharma.

“High Tide” has the meaning ascribed herein.

“IBD” has the meaning ascribed herein

“License” means the license issued by Health Canada designating that, pursuant to the Cannabis Act, FV Pharma is authorized to cultivate and process cannabis and sell cannabis to other holders of licenses under the Cannabis Act.

“Licensed Producer” has the meaning ascribed to such term in the ACMPR.

“MCTO” has the meaning ascribed herein.

“Minister” has the meaning ascribed herein.

“MOU” has the meaning ascribed herein.

“NCR” has the meaning ascribed herein.

“NLC” has the meaning ascribed herein.

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“OBCA” means the Business Corporations Act (Ontario).

“OTCQB” has the meaning ascribed herein.

“Pharmastrip” has the meaning ascribed herein.

“Prismic” has the meaning ascribed herein.

“Processing License” has the meaning ascribed herein.

“R&D” means research and development.

“Regulations” has the meaning ascribed herein.

“SAB” has the meaning ascribed herein.

“Sale for Medical Purposes License” has the meaning ascribed herein.

“Shareholders” means shareholders of the Corporation.

“Stock Options” means incentive stock options of the Corporation.

“Solarvest” has the meaning ascribed herein.

“Subscription Price” has the meaning ascribed herein.

“Subscription Receipts” means subscription receipts of FV Pharma issued in connection with the Concurrent Financing, each of which was converted into one Class B Share in connection with the closing of the Amalgamation.

“Suppliers” has the meaning ascribed herein.

“Supply and Loan Agreement” has the meaning ascribed herein.

“Task Force” has the meaning ascribed herein.

“Tax Fees” has the meaning ascribed herein.

“THC” has the meaning ascribed herein.

“UHY” has the meaning ascribed herein.

“Warrants” means warrants of the Corporation to purchase Class B Shares.

“WCE Agreement” has the meaning ascribed herein.

“World Class” has the meaning ascribed herein.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was formed under the OBCA on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd.

On March 15, 2018, the Shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the Shareholders, pursuant to which, among other things, the Shareholders approved the redesignation of the Century Shares to Class B Shares, the creation of the new class of Class A Shares, and the elimination of the Corporation’s existing non-voting Class A preferred shares and non-voting Class B preferred shares.

On May 24, 2018, FV Pharma completed a reverse takeover of the Corporation by way of a three–cornered amalgamation among the Corporation, FV Pharma and Acquireco, a wholly-owned subsidiary of the Corporation formed solely for the purposes of completing the Amalgamation. In connection with the completion of the Amalgamation, the Corporation: (i) changed its name from “Century Financial Capital Group Inc.” to “FSD Pharma Inc.”, and (ii) reorganized the capital structure of the Corporation to create a new class of Class A Shares, amend the terms of and re-designate the existing common shares as Class B Shares, and eliminate the existing non-voting Class A Preference Shares and non-voting Class B Preference Shares, pursuant to the Articles of Amendment.

On May 29, 2018, the Class B Shares commenced trading on the CSE under the trading symbol “HUGE”. As a result of the completion of the Amalgamation, the Corporation’s principal business activity became that of FV Pharma, being the cultivation of cannabis.

The Corporation’s head office and registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario L1Z 1Z2. The Corporation is a reporting issuer in the provinces of Ontario and Nova Scotia.

Intercorporate Relationships

The Corporation’s sole subsidiaries as at the date of this AIF are FV Pharma, a company formed under the OBCA, and FV Quebec , a company formed under the laws of Quebec, each of which is directly or indirectly wholly-owned by the Corporation.

History of FV Pharma

FV Pharma was incorporated under the OBCA on September 12, 2011 under the name “2298519 Ontario Corp.” and changed its name to “FV Pharma Inc.” on September 17, 2013. The registered and head office of FV Pharma is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2. FV Pharma’s plant and operations are located at 520 William Street, Area 4, Bldg. #3, Cobourg, Ontario, K9A 3A5.

FV Pharma is a Licensed Producer of medical cannabis in Canada and is committed to transforming the Facility into one of the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts, and research and development.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Business Combination with FV Pharma and Concurrent Financing

Prior to the closing of the Business Combination (defined below), the Corporation was engaged in the leasing of operating and manufacturing equipment such as industrial and construction machinery. As of August 31, 2016, all of the Corporation’s former leases had been written off and the Corporation was inactive until the completion of the Amalgamation.

On March 9, 2018, the Corporation entered into a definitive business combination agreement with FV Pharma, which provided for the reverse takeover of the Corporation by the shareholders of FV Pharma (the “Business Combination”).

The Business Combination was carried out by way of a “three-cornered amalgamation” pursuant to the provisions of the Business Corporations Act (Ontario). The three-cornered amalgamation included the following steps:

a) the Corporation filed Articles of Amendment, providing for the change of name of the Corporation from “Century Financial Capital Group Inc.” to “FSD Pharma Inc.” and the amendment and re-designation of the Corporation’s share capitalization pursuant to which the existing Century Shares were re-designated as “Class B Shares”, a new class of “Class A Shares” was created, and the existing classes of non-voting Class A Preferred Shares and non-voting Class B Preferred Shares were eliminated;

b) Acquireco and FV Pharma amalgamated;

c) each holder of FV Pharma Class A voting common shares transferred such shares to the Corporation in exchange for an aggregate of 15,000 fully paid and non-assessable Class A Shares on a one-for-one basis, and each holder of FV Pharma Class B non-voting common shares transferred such shares to the Corporation in exchange for an aggregate of 1,305,770 fully paid and non-assessable Class B Shares on a one-for-one basis (1,305,770,018 total);

d) the Corporation received one fully paid and non-assessable common share of Amalco for each common share of Acquireco held by the Corporation, following which all such common shares of Acquireco were cancelled;

e) all FV Pharma shares held by the Corporation as a result of the exchanges described above were cancelled and the Corporation received, for each FV Pharma share, one common share of Amalco and Amalco became a wholly-owned subsidiary of the Corporation; and

f) Stock Options and Warrants were issued to the holders of the FV Pharma stock options and warrants, respectively, in exchange and replacement for, on an equivalent basis, such FV Pharma stock options and warrants, which were cancelled.

The Amalgamation resulted in Amalco becoming a wholly-owned subsidiary of the Corporation. Concurrently with the completion of the Amalgamation, the Corporation changed its name to “FSD Pharma Inc.” and Amalco continued under the name “FV Pharma Inc.”. The Corporation continued the medical cannabis business of FV Pharma.

The valuation ascribed to FV Pharma in the Amalgamation was determined by arm’s length negotiation between the Corporation and FV Pharma, and based in part upon FV Pharma’s pre-Amalgamation financings. A formal third party valuation was not determined to be necessary.

The Amalgamation was approved by a special resolution of the holders of FV Pharma shares at a shareholder meeting held on May 15, 2018, and by the Corporation, in its capacity as sole shareholder of Acquireco. The Amalgamation was approved, pursuant to the policies of the CSE, by a majority (50% plus one vote) of the votes cast at the meeting of shareholders of FV Pharma.

Additional details regarding the Amalgamation and the business of the Corporation can be found in the Corporation’s Listing Statement as filed on SEDAR on May 28, 2018.

Concurrently with the completion of the Business Combination, FV Pharma completed a multi-tranche private placement of Subscription Receipts pursuant to the terms of an agency agreement (the “Agency Agreement”) dated March 9, 2018 between FV Pharma and First Republic, as exclusive agent (the “Concurrent Financing”).

Under the Concurrent Financing, FV Pharma issued an aggregate of 371,159,913 Subscription Receipts at a price of $0.09 per Subscription Receipt (the “Subscription Price”) for aggregate gross proceeds of $33,404,392.

On the closing of the Business Combination and the satisfaction of certain other escrow release conditions contained in the Agency Agreement and the subscription receipt agreement dated March 9, 2018 among FV Pharma, First Republic and Garfinkle Biderman LLP, as subscription agent, the Subscription Receipts converted into Class B Shares and the net proceeds from the Concurrent Financing ($29,862,645) were released to the Corporation.

In connection with the Concurrent Financing, First Republic received a corporate finance fee equal to 2% of the gross proceeds of the Concurrent Financing, a sales commission equal to 7% of the gross proceeds of the Concurrent Financing, a number of corporate finance broker warrants equal to 2% of the aggregate number of Subscription Receipts issued under the Concurrent Financing and a number of selling compensation warrants equal to 7% of the aggregate number of Subscription Receipts issued under the Concurrent Financing. Each warrant issued under the Concurrent Financing entitles the holder thereof to acquire one Class B Share at the Subscription Price for a period of 48 months from the date of issue.

Strategic Alliance with SciCann Therapeutics Inc.

On June 6, 2018, the Corporation announced that FV Pharma had entered into a strategic alliance with SciCann Therapeutics Inc. (“SciCann”) by executing a binding Memorandum of Understanding (the “MOU”) dated May 28, 2018, pursuant to which FV Pharma shall invest up to $3MM in SciCann for a 15% equity stake, of which the Corporation has already invested the amount of $2MM.

In addition, FV Pharma will receive an exclusive licence in Canada for the production and distribution of a line of proprietary cannabinoid-based, patent pending and indication-specific products developed by SciCann.

Under the MOU, FV Pharma shall receive premium access to the cannabinoid scientific research platform developed by SciCann in Israel, which includes a network of leading researchers, academic institutions and medical centers. This platform will enable FV Pharma to execute a series of rigorous clinical studies for cannabis based products in a highly time- and cost-efficient environment, to fulfil its stated goal of becoming the global leader in the new emerging field of clinically proven cannabinoid-based therapies.

The partnership provides FV Pharma premium access directly to the heart of Israel’s thriving cannabis scientific R&D ecosystem. Through this platform, FV Pharma will be able to perform a large set of rigorous pre-clinical and clinical studies with novel cannabis medical products, and thus position itself as a leading developer and distributor of pharmaceutical-grade medical cannabis therapies, tested and verified in a strict scientific way. In addition, it would bring the novel and patent pending line of indication-specific products developed by SciCann to patients in Canada.

On August 23, 2018, the Corporation reported that SciCann achieved positive results in a pre-clinical efficacy study of its proprietary “Steady Stomach” CBD combination product for Inflammatory Bowel Disease (IBD).

On September 23, 2018, FSD and SciCann Therapeutics launched a cardiovascular research program in Tel Aviv University. The new research program is aimed at the development of novel and proprietary cannabinoid based treatments for the prevention and treatment of atherosclerosis, the underlying factor for most cases of stroke and cardiac stenosis events in the western world.

The “Steady Stomach” product is a patent-pending combination of Cannabidiol (“CBD”) together with additional synergistic factors that potentiate and activate the anti-inflammatory properties of CBD, thus making it more effective as a potential treatment for IBD disorders. All active ingredients of the “Steady Stomach” formulation are natural food-grade compounds, thus qualifying it as a CBD food supplement product. Previously completed toxicity studies in rodents performed by SciCann has demonstrated very high safety profile for the combination product, without any observed adverse events.

The pre-clinical study used a gold standard rodent model of ulcerative colitis, and demonstrated a significant 3fold improved efficacy for the combination product, as compared to CBD alone, in reversing the deleterious effects caused by the colitis induction agent in the study model. Specifically, while the CBD alone arm achieved only a 27% improvement score as compared to the non-treated control arm, the “Steady Stomach” combination treatment arm achieved a 79% improvement score, thus almost completely alleviating the Colitis symptoms induced in the model animals.

Partnership Agreement with Cannara Biotech Inc.

On June 19, 2018, the Corporation announced the signing of a partnership agreement between FV Pharma and Cannara Biotech Inc. (“Cannara”), effective May 31 2018. The agreement creates the ability for the Corporation to become the largest indoor medical cannabis growing operation in North America. Together, FV Pharma and Cannara have a combined floor space of over 1.245 million square feet of indoor growing capacity.

Under the partnership agreement, FV Pharma will occupy over 105,000 square feet of Cannara’s 625,000 square foot facility, located 45 minutes from downtown Montreal. Similar to the ideal location of FSD Pharma’s former Kraft plant in Cobourg, Ontario, Cannara’s facility is less than one hour from Canada’s second largest city, Montreal. This provides the Corporation with the potential advantage of being able to supply two large cannabis marketplaces in Canada with virtually instant delivery access to both. The new premises will be used for the operation of licensed cannabis cultivation and/or the sale of products namely, dried cannabis, fresh cannabis, cannabis oil, saleable cannabis and other cannabis-derived products for medical purposes and, when formally legalized for recreational purposes, Cannara’s facility is expected to be one of the largest indoor medical cannabis production facilities in Quebec.

On July 24, 2018, the Corporation announced that Cannara closed on a $17.66 million dollar common share equity financing, during which the Corporation made an additional investment of $1 million. First Republic was the sole broker for the offering, the proceeds of which will support the first phase build-out at Cannara’s Farnham, Quebec facility, as well as fund product development. FSD has applied for a second site licence at the Cannara facility.

FSD Pharma currently owns 12.8% of Cannara, a strategic investment that will allow FV Pharma to further expand its output capacity in Quebec, the province with the lowest electricity rates in North America. The market opportunity for cannabis and cannabis-derived products in Quebec is sizable as it is the second largest province by population in Canada. FV Pharma and Cannara will collaborate on many upcoming projects and innovations to bring the highest-quality indoor grown products to the market at the lowest price.

Collaboration Agreement with Canntab

On July 10, 2018, the Corporation announced that it had entered into a non-binding letter of intent with Canntab Therapeutics Limited (“Canntab”). Subsequently, on September 18, 2018, the Corporation announced that it had signed a definitive collaboration agreement dated effective September 17, 2018 (the “Canntab Agreement”) with Canntab. Under the terms of the Canntab Agreement, the Corporation will assist Canntab in obtaining a licence to process and sell cannabis products pursuant to the Cannabis Act and will provide Canntab with up to 10,000 square feet of space at the Facility. Canntab will build and install, at its expense, its own manufacturing facility within the Facility that will operate in accordance with Good Manufacturing Practices, at which it expects to produce a suite of novel cannabis oral dose delivery platforms, including gel capsules and tablets, and other types of cannabis-based products, including sleep aids and pain relievers (the “Canntab Products”).

In consideration of the Corporation’s services, Canntab will grant the Corporation certain royalty and profit sharing rights in connection with the sale of the Canntab Products. Canntab will provide the Corporation with 50% of the profits that Canntab receives on any retail sales of Canntab Products through channels that are established by the Corporation, and the Corporation will be entitled to retain 50% of the profits from the Corporation’s sales of the Canntab Products. In addition, Canntab will pay the Corporation a royalty of 3.5% of Canntab’s sale price for all Canntab Products that are manufactured and sold from the Canntab area of the Facility. Canntab may also purchase the oil that it requires for the Canntab Products from the Corporation.

Supply Agreement with High Tide

On July 19, 2018, the Corporation announced that it had entered into a non-binding memorandum of understanding dated July 18, 2018 with High Tide Ventures Inc. (“High Tide”) to supply the Saskatchewan market, on a wholesale basis, with up to 5,000 kilograms of cannabis products over the next year, when available. As of the date of this AIF, the Corporation has issued an aggregate of 200,000 Class B Shares to High Tide.

Frankfurt Exchange and OTCQB Venture Market Listings

On August 14, 2018, the Corporation listed its Class B Shares on the Frankfurt exchange and trading under WKN: A2JM6M” and the ticker symbol “0K9.”

On September 19, 2018, the Corporation announced that the Class B Shares were upgraded to a listing on the OTCQB Venture Market (“OTCQB”), trading under the ticker symbol “FSDDF”.

Migration of Licence to the Cannabis Act

On November 13, 2018, the Corporation announced that the Licence, which was originally granted under the ACMPR, had been migrated to the Cannabis Act and the Cannabis Regulations, effective November 8 2018. The issuance of the new cannabis cultivation licence includes the ability to sell cannabis to other Licensed Producers in accordance with subsection 11(5) of the Cannabis Regulations. As of November 7, 2018, FV Pharma also received licence amendments approving all of the remaining 25,000 square feet currently built out for additional grow and operations.

Collaboration with World Class Extractions

On December 6, 2018, the Corporation announced that it had entered into a definitive Collaboration and License Agreement (the “WCE Agreement”) with World Class Extractions Inc. (“World Class”), a company that has developed a unique extraction process designed to produce quality, potent cannabis extracts. World Class also recently completed a reverse takeover of CBD Med Research Corp. Under the terms of the agreement and a related lease, the Corporation will provide World Class with space at the Facility, assist it in obtaining an extraction license from Health Canada, and provide World Class with the raw cannabis needed to produce cannabis extracts. In return, World Class will provide the Corporation with certain royalty rights over the profits derived from the sale of those cannabis extracts.

Strategic Investment in Huge Shops

On December 20, 2018, the Corporation announced that it had completed a strategic investment to acquire approximately 9.9% of the issued and outstanding shares of Huge Shops, a Toronto-based cannabis retailer. In connection with the investment, Huge Shops has the option to acquire a minimum of ten retail locations under the umbrella of properties owned by Chairman’s Brands.

Solarvest Transaction

On February 5, 2019, the Corporation announced the execution of a non-binding letter of intent with Solarvest BioEnergy Inc. (“Solarvest”), which is to be superseded by a definitive agreement under which Solarvest will conduct research using its algal expression technology to develop pharma-grade cannabinoids (the “Project Cannabinoids”), the parties will make mutual investments into one another, and Solarvest will grant the Corporation an exclusive license over a subset of the Project Cannabinoids and certain royalty rights over all of the other Project Cannabinoids.

Termination of Joint Venture with Auxly

On February 6, 2019, the Corporation announced the termination of binding definitive agreement dated March 5, 2018 with Auxly, pursuant to which the parties had agreed to combine their respective capabilities to develop certain portions of the Facility in mutually agreed upon phases on identified areas within the Facility.

Strategic Investment in Pharmastrip

On February 7, 2019, the Corporation announced that it had completed a strategic investment of $1.5 million in Pharmastrip Corp. (“Pharmastrip”) and signed a definitive collaboration and profit sharing agreement with the Corporation, effective January 23 2019. Under the terms of the agreement, the Corporation will install Pharmastrip proprietary equipment at its Facility. FSD will use the equipment to manufacture organic medical cannabis infused in oral thin film strips. Pharmastrip will grant FSD an exclusive, perpetual license to manufacture and sell the oral thin film strips in Canada.

Supply Agreement with Canntab and World Class

On February 12, 2019, the Corporation announced that it had entered into a supply agreement with Canntab and World Class (the “Purchasers”) to purchase hemp flower from Thomas Elcome (the “Supplier”). Pursuant to the agreement, the Purchasers have agreed to buy approximately 1,000 kg of the Supplier’s 2018 hemp crop at a purchase price of $100 per kg per 1% of CBD extracted from the flower. Subsequently, on February 28, 2019, the Corporation announced that it had entered into a supply and loan agreement with the Purchasers and the Supplier (the “Supply and Loan Agreement”). Pursuant to the Supply and Loan Agreement, the Supplier grants the Purchasers the right and option to purchase up to CAD$ 5.0 million of the Supplier’s hemp crop for a period of 5 years commencing in 2019 at a purchase price of CAD$100.0 per kg per 1% of CBD extracted from the flower.

Acquisition of Prismic Pharmaceuticals

On April 23, 2019, the Corporation announced that it entered into a definitive securities exchange agreement with Prismic Pharmaceuticals, Inc. (“Prismic”), a US-based specialty R&D pharmaceutical company, developing novel non-addictive prescription drugs with unique safety profiles with the goal of addressing the opioid crisis based on formulations utilizing micro-palmitoylethanolamide’s “entourage” effect on certain drugs impacting the endocannabinoid system.

Pursuant to the terms of the agreement, FSD Pharma agreed to acquire all outstanding common and preferred shares of Prismic for an aggregate purchase price of US$17.5 million (CAD$23.4 million based on an exchange rate of US$1 to CAD$1.3349), to be satisfied by the issuance of an aggregate of 102.7 million Class B Shares.

Appointment of Chairman to Scientific Advisory Board

On April 4, 2019, the Corporation announced the appointment of Dr. Charles V. Pollack Jr. as Chairman of its Scientific Advisory Board (“SAB”). In this capacity on the SAB, Dr. Pollack will serve as a strategic guide and resource to the Corporation as it develops disruptive, science-based, cannabinoid therapeutics. Dr. Pollack founded The Lambert Center for the Study of Medicinal Cannabis and Hemp at Thomas Jefferson University, in Philadelphia, Pennsylvania, in 2016. It is the only comprehensive academic resource for education, research, and practice around the use of medicinal cannabinoids to be housed in a US university. Dr. Pollack is also an Editorial Board member of the Journal of Cannabis and Cannabinoid Research.

Changes to Management and Board of Directors

On July 23, 2018, the Corporation announced the appointment of Mr. Donal Carroll to the role of interim Chief Financial Officer. Mr. Carroll is a finance executive with 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing, both in equity and debt securities. Mr. Carroll has successfully guided companies for expansion and growth, and has worked with major corporations such as Danaher and Unilever (NYSE:UL), where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll has been an independent director of Bird River Resources Inc. and holds a CPA-CMA designation, as well as a Bachelor of Commerce degree, from University College Dublin (UCD).

On August 2, 2018, the Corporation announced the appointment of Dr. Raza Bokhari to its board of directors. Dr. Bokhari currently serves as the Chairman & Chief Executive Officer of PCL, a global diagnostic provider of addiction screening and opioid prescription medication monitoring, including designer drugs and synthetic cannabinoids. He is also the managing partner of RBx Capital, LP and a recipient of Philadelphia Business Journal’s “40 under 40” award. A physician-turned-entrepreneur, Dr. Bokhari has, over the past several years, developed outstanding expertise in aggregating and accelerating life sciences and healthcare services companies. He has a vast knowledge base of developing creative concepts, implementing programs and forming strategic alliances. An effective “change agent” with several years of experience and expertise in start-up and turn-around businesses, he is adept at turning around struggling companies. Dr. Bokhari recognizes the special role of public offering, private equity funds, venture capital money, and leveraged debt partners in executing accelerated growth trends in healthcare services and cancer diagnostics and therapeutics.

On October 29, 2018, Dr. Bokhari was appointed as Executive Co-Chairman of the Board and interim Chief Executive Officer of the Corporation. Further, the Corporation announced the appointment of Zeeshan Saeed as President of the Corporation and Anthony Durkacz as Executive Co-Chairman of the Board.

On November 14, 2018, the Corporation announced the appointment of David Urban to the Board. Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

On November 26, 2018, the Corporation announced the appointment of Rupert Haynes as Chief Executive Officer of the Corporation. Mr. Haynes was subsequently terminated as Chief Executive Officer on February 6 2019, and Dr. Raza Bokhari was appointed Interim Chief Executive Officer.

On March 13, 2019, the Corporation announced the departure of Thomas Fairfull as President of FV Pharma and the subsequent appointment of Sara May as President of FV Pharma. Additionally, the Corporation announced the departure of Vladimir Klacar, a former nominee of Auxly to the Board, from the Board.

DESCRIPTION OF THE BUSINESS

Overview

FSD Pharma’s principal business is the production of medical cannabis in Canada, through FV Pharma, and subsequently, subject to the receipt of all necessary Health Canada approvals, the sale of medical cannabis in Canada. On October 13, 2017, FV Pharma received its License from Health Canada. The License subsequently migrated to the Cannabis Act and its regulations, effective November 8, 2018, and expanded to allow FV Pharma to sell cannabis to other licensed producers in accordance with subsection 11(5) of the Cannabis Regulations. Additionally, FV Pharma received its processing license pursuant to the Cannabis Act, permitting FV Pharma to process more than the equivalent of 600 kg of dried flowers per year at the Facility (the “Processing License”).

FV Pharma Licenses and Facility Overview

The Licenses

FSD Pharma, through FV Pharma, is in the business of the production of medical cannabis in accordance with the Cannabis Act. In addition, FSD Pharma is focused on the research and development of novel cannabinoid-based treatments for several central nervous system disorders, including chronic pain, fibromyalgia and irritable bowel syndrome.

FV Pharma received its initial Licence under section 22(2) of the ACMPR on October 13, 2017, authorizing FV Pharma to cultivate and process cannabis. In addition, the Licence permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

On November 7, 2018, an amendment to the terms of the License was approved such that an additional 25,000 square feet of the Facility were approved for the conduct of cultivation and operational activities.

Effective November 8, 2018, the Licence migrated, such that it is now governed by the Cannabis Act. The current Licence includes the ability to sell cannabis to other Licensed Producers in accordance with subsection 11(5) of the Cannabis Regulations.

On February 19, 2019, FV Pharma obtained the Processing License.

On April 22, 2019, FV Pharma received its sale for medical purposes licence (the “Sale for Medical Purposes License”) to supply and sell cannabis products under the Cannabis Act. The Sale for Medical Purposes Licence went into effect on April 18, 2019.

The Sales for Medical Purpose License does not currently permit FV Pharma to sell dried and fresh cannabis flower. In order to proceed with such a sale, FV Pharma will first have to obtain an amendment to its Licence from Health Canada. The granting of such an amendment is dependent upon FV Pharma satisfying a number of requirements prescribed by the Cannabis Act. Health Canada may then issue an extended licence which would allow FV Pharma to sell or provide fresh or dried cannabis or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under the Cannabis Act.

The Facility

FV Pharma’s plant and operations are located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the “Facility”). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility’s remaining space in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements.

FV Pharma’s Licence permits the cultivation and processing of cannabis at the Facility. The Facility hosts an existing 620,000 square feet of building space and is famously known as the former KRAFT® food manufacturing facility. The Facility is situated only one hour east of Toronto in Cobourg, Ontario, off the 401 highway and has access by car or rail to Ottawa and Montreal.

The Facility rests on 70 acres of land, 32 of which have been utilized for the current building with the remaining 40 acres available for the staged-phased development of the Facility. Upon completion of its development, FV Pharma expects to achieve a total of approximately 3,800,000 square feet dedicated to cannabis cultivation and related ancillary businesses all under one roof making it one of the largest indoor cannabis cultivation facilities in the world.

The Facility has an electrical substation on site, natural gas lines, multiple water intakes, rail lines directly into the Facility and 26 loading docks thereby providing the robust infrastructure necessary to accommodate FV Pharma’s expansion plans.

FV Pharma anticipates hiring personnel to grow, process and market its products in compliance with Health Canada requirements.

Products and Sales

To date, the Corporation has not commenced commercial sales under the License and has not generated any revenue. The Corporation is canvassing, and as indicated above with respect to the agreement with Canntab and World Class has entered into, potential opportunities with respect to the commercial sale of its products.

Competition

The Corporation expects to compete with other Licensed Producers in Canada and, as it moves forward with execution of its international business plan, expects to compete with other exporting Canadian Licensed Producers as well as local foreign producers.

While the Corporation is well positioned to deliver high-quality, consistent product to the market, its main competitive drawback is its size relative to the larger players in the industry. That being said, the Corporation is proceeding with aggressive capacity expansion plans and, with its new management team, financial resources and reputation as a high quality producer, it expects to be competitive in the cannabis industry.

Specialized Knowledge and Personnel

Knowledge with respect to cultivating and growing medical cannabis is important to the industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, each processing batch is subjected to testing against quality specifications set for activity and purity.

Dr. Sara May, a director of the Corporation and FV Pharma, is a Ph.D. graduate with a multidisciplinary background in plant breeding and crop genetics. She has over ten years’ experience designing, implementing and managing large-scale projects in the field, lab and greenhouse. Dr. May has deep expertise in the medical cannabis industry, which includes managing large scale operations, developing and implementing quality control and quality assurance methods and standard operating procedures. Prior to joining the Corporation, she grew high quality medical cannabis in California, and was responsible for cloning, up-keep, harvesting, processing and selling product into licensed dispensaries. Dr. May has co-authored ten peer-reviewed published manuscripts and is an active peer reviewer for national and international scientific journals.

Environmental Matters

The Corporation’s growing operations are, by their nature, highly contained and have no material environmental impact. All growing and processing is conducted indoors in controlled rooms. All by-products and waste are disposed of and handled in strict compliance with the requirements of the Cannabis Act. The Corporation expects the financial and operational effects of environmental protection requirements on its capital expenditures, profit and competitive position in the current and future financial years to be minimal.

Employees

As at December 31, 2018, the Corporation directly employed 19 full-time employees and 3 consultants. The Corporation believes its relationship with its employees is good. None of the Corporation’s employees are represented by a labour union or subject to a collective bargaining agreement nor are any FV Pharma’s employees.

Industry Overview

Regulatory Framework of Medical and Recreational Cannabis in Canada under the Cannabis Act

Until October 17, 2018, when the Cannabis Act and all supporting federal regulations (such as the Cannabis Regulations), came into force, cannabis was only legally available in Canada for medical use. The medical cannabis regime was regulated federally pursuant to the CDSA and the ACMPR. The ACMPR regulated the production, sale and distribution of cannabis and cannabis oil extracts for medical purposes in Canada. The ACMPR provided for three possible options for Canadian residents who had been authorized by their health care practitioners to access cannabis for medical purposes:

• to access quality-controlled cannabis by registering with a Licensed Producer;

• to register with Health Canada to produce a limited amount of cannabis for their own medical purposes (with starting materials (including marijuana seeds and plants) required to be purchased from a Licensed Producer); or

• to designate someone else who was registered with Health Canada to produce cannabis on their behalf (with starting materials (such as marijuana seeds and plants) required to be purchased from a Licensed Producer).

Key milestones of progress on legalization of recreational cannabis included the following:

• on April 20, 2016, the Government of Canada announced its intention to introduce, by the spring of 2017, legislation to legalize the recreational use of marihuana in Canada;

• on June 30, 2016, Health Canada announced the creation of a task force on cannabis legalization and regulation (the “Task Force”). The Task Force consisted of high-level experts in the fields of law enforcement, medicine, policy creation and health care administration. The Task Force’s objectives were to consult with governments, industry, the public and all other relevant stakeholders in order to provide advice on the design of a new legislative and regulatory framework to the ministers;

• on August 24, 2016, the ACMPR came into force;

• on November 30, 2016, the Task Force published its final report titled: “A Framework for the Legalization and Regulation of Cannabis in Canada.” In the final report, the Task Force recommended that the Government of Canada regulate the production of cannabis and its derivatives (e.g. edibles and concentrates) at the federal level, drawing on the good production practices of the ACMPR system. The Task Force also recommended that the wholesale distribution of cannabis be regulated by provinces and territories and that retail sales be regulated by the provinces and territories in close collaboration with municipalities. Further, the Task Force recommended allowing personal cultivation of cannabis for recreational purposes with the following conditions: (i) a limit of four plants per residence; (ii) a maximum height limit of 100 cm per plant; (iii) a prohibition on dangerous manufacturing processes; (iv) reasonable security measures to prevent theft and youth access; and (v) oversight and approval by local authorities;

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• on April 13, 2017, the Federal Government released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (“Bill C-45”) which proposed the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for unqualified adult use;

• on November 22, 2017, Health Canada released for public consultation its proposed approach to the regulation of cannabis. The purpose of the consultation paper was to solicit public feedback on an initial set of regulatory proposals that Health Canada was considering, focused on the regulations that would facilitate the coming into force of the proposed Cannabis Act. Health Canada’s consultation addressed licensing, security requirements for producers and their facilities, product standards, labelling and packaging, and the proposed cannabis tracking system. It also addressed cannabis for medical purposes and health products containing cannabis. Health Canada proposed a risk-based approach to regulation, balancing the protection of health and safety of Canadians while enabling a competitive legal industry made up of large and small enterprises in all regions of Canada producing quality-controlled cannabis;

• on November 27, 2017, the House of Commons passed Bill C-45. On June 20, 2018, the Senate approved Bill C-45 and the Cannabis Act received Royal Assent on June 21, 2018;

• on July 11, 2018, the Federal Government published regulations in the Canada Gazette, Part II, to support the coming into force of the Cannabis Act, including the Cannabis Regulations, the new Industrial Hemp Regulations (Canada) (together with the Cannabis Regulations, the “Regulations”), and proposed amendments to the Narcotic Control Regulations (“NCR”) and certain regulations under the Food and Drugs Act (Canada). The Regulations, among other things, outline the rules for the legal cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis and hemp in Canada, including the various classes of licenses that can be granted, and set standards for cannabis and hemp products that became available for legal sale as of October 17, 2018; and

• on October 17, 2018, the Cannabis Act and the Regulations came into effect and now govern the licensing process. Once the Cannabis Act came into force, the ACMPR and the prior Industrial Hemp Regulations were rescinded, and cannabis is longer regulated under the CDSA and instead became regulated under the Cannabis Act.

Licenses, Permits and Authorizations

The Cannabis Regulations establish six classes of licenses:

• cultivation licenses;

• processing licenses;

• analytical testing licenses;

• sales for medical purposes licenses;

• research licenses; and

• cannabis drug licenses.

The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each sub-class therein have different rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and each sub-class. Producers holding production and sale licenses under the ACMPR were transferred to similar licenses under the Cannabis Act pursuant to a two-stage process. Licenses issued pursuant to the Cannabis Regulations are valid for a period of no more than five years.

The Cannabis Regulations permit cultivation license holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities (except for destruction, antimicrobial treatment and distribution) at the location set out in the license. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or in association with, drug trafficking, corruption or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry. The grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

In addition, the Cannabis Regulations expand the ACMPR security clearance requirements to include:

• any “responsible person”, “head of security”, “master grower”, “quality assurance person”, or alternates for these positions;

• any partners of a partnership that hold a license; and

• any individuals who exercise, or are in a position to exercise, direct control over a corporate or cooperative license-holder, including all:

o directors and officers of the individual, if a corporation;

o partners of the individual, if a partnership; and,

o directors and officers of the individual if it is a corporate partner in a partnership.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the illicit market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the “CTLS”). License-holders are required to use the CTLS to submit monthly reports to the Minister, among other things, pursuant to the Cannabis Tracking System Order, SOR/2018-178.

Cannabis Products

At the retail level, the Cannabis Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) is currently prohibited but is expected to be permitted by October 2019.

The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Cannabis Regulations require plain packaging for cannabis products, including strict requirements for logos, colours and branding. The Cannabis Regulations further require mandatory health warnings, a standardized cannabis symbol and specific product information.

Advertising

The Cannabis Act places a general ban on the promotion of cannabis, cannabis accessories or any service related to cannabis, unless the promotional activity is specifically authorized under the Cannabis Act. Cannabis products may be promoted at their point of sale if the promotion indicates only its availability and/or price. Further, brand preference and informational promotion are permitted if such promotion is:

• in a communication that is addressed and sent to an individual who is 18 years of age or older and is identified by name;

• in a place where young persons are not permitted; or

• communicated by means of a telecommunication, where the person responsible for the content of the promotion has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

Cannabis for Medical Purposes

Part 14 of the Cannabis Regulations entitled “Access to Cannabis for Medical Purposes” sets out the regime for medical cannabis following legalization, which remains substantively the same as previously existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for recreational use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and, in each case, sales can only be made by an entity that holds a license to sell under the Cannabis Regulations to patients that have a medical document and have registered with the licensed entity. Just as with the medical cannabis regime under the ACMPR, under the Cannabis Regulations, customers (patients) need to obtain a medical document from their doctor and then register as a client with a cannabis company that has a license to sell (the registration is only good for up to a year). The client can then order from the cannabis company online or via telephone and the cannabis will be shipped directly to the client (to a maximum 150 grams per month).

Under the ACMPR regime, medical cannabis was sold online by Licensed Producers only. This did not change on October 17, 2018, with the introduction of the Cannabis Act, however users of medical cannabis may elect to purchase cannabis from retailers of recreational cannabis. The Federal Government intends to review the medical cannabis system in five years to determine if the introduction of retail cannabis sales has had an impact on the demand for medical cannabis.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach for the oversight of health products containing cannabis, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million tetrahydrocannabinol (“THC”)) in cosmetics is permitted, subject to the provisions of the Cannabis Act.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult-use purposes and related matters by the Canadian federal government, it also provides that provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

Each Canadian jurisdiction has established a minimum age of 19 years for cannabis use, except for Quebec and Alberta, where the minimum age is 18. A summary of the adult use regimes, by province, is as follows:

British Columbia: On May 31, 2018, British Columbia passed the Cannabis Control and Licensing Act (British Columbia) and the Cannabis Distribution Act (British Columbia), and issued the Private Retail Licensing Guide to regulate the recreational cannabis industry in the province. British Columbia’s Liquor Distribution Branch is the only wholesale distributor of recreational cannabis. It operates cannabis retail stores and is responsible for licensing and monitoring private, recreational cannabis stores.

Ontario: On August 13, 2018, Ontario introduced a new regulated private retail model for cannabis in Ontario by way of the Cannabis Statute Law Amendment Act, 2018 (Bill 36) (“CSLAA”), which received Royal Assent on October 17, 2018. It emphasizes three public policy objectives: to implement a safe, legal system for cannabis that will protect consumers, to undermine the illegal market, and to protect public safety. The CSLAA does the following: (i) it amends the Cannabis Act, 2017, the Ontario Cannabis Retail Corporation Act, 2017, the Liquor Control Act, the Smoke-Free Ontario Act, 2017, the Highway Traffic Act, and other related statutes; and (ii) it enacts the Cannabis License Act, 2018, which establishes the licensing system for Ontario’s private retail stores, which is administered by the Alcohol and Gaming Commission of Ontario (“AGCO”). On December 13, 2018, the Ontario government announced that, until December 13, 2019, the AGCO would only grant 25 retail operator licenses and retail sale authorizations to prospective retailers across five regions, with the intention of having private retail stores open and operational by April 1, 2019. The 25 permitted retailers, as well as the prospective retailers placed on the waiting list, were selected by lottery on January 11, 2019, and 25 winners were announced. Until April 1, 2019, when private retail locations began to open, the Ontario Cannabis Retail Corporation was the only authorized vendor of recreational cannabis in Ontario, and such sales could only be completed online through the Ontario Cannabis Store website.

Alberta: Alberta has a cannabis framework providing for the purchase of cannabis products from private retailers, which receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Under the Gaming, Liquor and Cannabis Act, only licensed retail outlets are permitted to sell cannabis, with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. Under the Cannabis Control (Saskatchewan) Act (Bill 121), the Saskatchewan Liquor and Gaming Authority will issue 51 permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: Manitoba has a ‘‘hybrid model’’ for cannabis distribution. The supply of cannabis in Manitoba is secured and tracked by the Manitoba Liquor & Lotteries Corporation; however, licensed private retail stores are permitted to sell recreational cannabis. This process was open until December 22, 2017, with retail stores having opened as early as October 17, 2018.

Quebec: Quebec passed its Cannabis law, Bill 157. Bill 157 sets the legal age for cannabis consumption in the province at 18 years of age. All recreational marijuana is managed and sold by Société québécoise du cannabis outlets and are available for sale online, the entire process controlled by the Société des alcools du Québec.

Newfoundland and Labrador: In May 2018, Newfoundland and Labrador introduced legislation relating to the legalization of cannabis, including the Cannabis Control Act whereby recreational cannabis is sold through licensed private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (“NLC”), overseeing the distribution to private sellers who may sell to consumers. Pursuant to the Cannabis Control Act, the NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Nova Scotia: Bill 108, Cannabis Control Act received royal assent on April 18, 2018, and establishes the licensing system for the retail sale of recreational cannabis in Nova Scotia. The Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only sold publicly through government- operated storefronts and online sales.

New Brunswick: Under the Cannabis Control Act, the Cannabis Management Corporation controls and oversees the sale of recreational cannabis in New Brunswick. Retail sales, whether in stores or online, are exclusively through Cannabis NB, a subsidiary under the control of the New Brunswick Liquor Corporation.

Prince Edward Island: Similar to Nova Scotia and New Brunswick, under the Cannabis Management Corporation Act, the sale of recreational cannabis in Prince Edward Island is controlled and supervised by the Cannabis Management Corporation, which operates retail stores and online sales.

Yukon: Under the Cannabis Control and Regulation Act, the distribution and sale of recreational cannabis in the Yukon is limited to government outlets and government-run online stores, however it does contemplate the later licensing of private retailers.

Nunavut: The Nunavut Cannabis Act establishes the licensing system for the retail sale of recreational cannabis. The Nunavut legislation contemplates the sale of cannabis through both public and licensed private retail stores and online. Sales will initially only be through the Liquor and Cannabis Commission and its agent. Under the Nunavut Cannabis Act, a person can submit an application for a license to operate a cannabis store, remote sales store, or cannabis lounge.

Northwest Territories: The Cannabis Legalization and Regulation Implementation Act governs the distribution and sale of recreational cannabis. The N.W.T. Liquor Commission controls the importation and distribution of cannabis, through retail outlets or by mail order service run by the liquor commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to the options currently available to restrict alcohol.

CSA Staff Notice 51-352 (Revised) Regarding Issuers with U.S. Marijuana-Related Activities

On February 8, 2018, the Canadian Securities Administrators revised their previously released CSA Staff Notice 51- 352 Issuers with U.S. Marijuana Related Activities (the “CSA Notice”), setting out disclosure expectations on the risks faced by issuers with cannabis-related activities in the United States. In particular, the CSA Notice confirmed that a disclosure-based approach remains appropriate, and provided guidance on disclosure expectations for issuers with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties, in the United States. As at the date of this AIF, the Corporation does not have any cannabis related operations in the United States.

Health Canada Statement on Changes to Cannabis Licensing Process

On May 8, 2019, Health Canada introduced changes to the cannabis licensing process to align the approach with other regulated sectors, such as pharmaceuticals.

Under the new approach, Health Canada will require new applicants for licences to cultivate cannabis, process cannabis, or sell cannabis for medical purposes to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria.

With respect to existing applications, Health Canada will complete a high-level review of applications currently in the queue. If the application passes this review, Health Canada will provide a status update letter to the applicant, indicating that it has no concerns with what is proposed in the application. Once the applicant has a completed site that meets the regulatory requirements, Health Canada will review the application in detail, in priority based on the original application date.

Health Canada is implementing these adjustments following a review of its current licensing process, which identified that a significant amount of resources are being used to review applications from entities that are not ready to begin operations, contributing to wait times for more mature applications and an inefficient allocation of resources. To support applicants, Health Canada has made available additional guidance on the licence application process and on the regulatory requirements regarding Good Production Practices and physical security measures. Health Canada is also working to establish service standards for the review of applications, which will increase predictability for applicants.

Reorganizations

Other than in connection with the Amalgamation, the Corporation has not completed any material reorganization within the three most recently completed financial years.

RISK FACTORS

There are various risk factors that could cause the Corporation’s future results to differ materially from those described in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements” in this AIF.

An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

Risks Related to our Business and Industry

Reliance on Licences

The continuation and development of the Corporation’s business dependent on the good standing of the Licence and any other permits or approvals required to engage in such activities and upon adhering to all regulatory requirements related to such activities.

Failure to comply with the requirements of the Licences or any failure to maintain the Licence would have a material adverse impact on the business, financial condition and operating results of the Corporation. Although the Corporation believes it will meet the requirements of the Cannabis Act and Cannabis Regulations for future extensions or renewals of its Licence, there can be no guarantee that Health Canada will extend or renew the Licence or that, if extended or renewed, the Licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licence or should it renew the Licence on different terms, the business, financial condition and results of the operation of the Corporation would be materially and adversely affected.

Limited Operating History

While FV Pharma was incorporated and began carrying on business in 2011 it has yet to generate any revenue. Other than the Facility, the Corporation has no significant assets or other financial resources. The Corporation is therefore subject to many of the risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

History of Losses

The Corporation has incurred losses in recent periods. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Corporation’s revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable.

Volatile Market Price for Class B Shares

The market price for the Class B Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control, including the following:

• actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

• recommendations by securities research analysts;

• changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

• addition or departure of the Corporation’s executive officers and other key personnel;

• release or expiration of transfer restrictions on outstanding Class B Shares;

• sales or perceived sales of additional Class B Shares;

• operating and financial performance that vary from the expectations of management, securities analysts and investors;

• regulatory changes affecting the Corporation’s industry generally and its business and operations;

• announcements of developments and other material events by the Corporation or its competitors;

• fluctuations to the costs of vital production materials and services;

• changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

• significant acquisitions or business combinations, strategic partnerships, joint ventures or capital

• commitments by or involving the Corporation or its competitors;

• operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

• news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities and have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regard to the share prices of cannabis-producing and cannabis-related companies that are public issuers in Canada. Accordingly, the market price of the Class B Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of Class B Shares may be materially adversely affected

Dual Class Share Structure

The Corporation’s dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders. Class A Shares have 276,660 votes per share and Class B Shares have 1 vote per share. Shareholders who hold Class A Shares together hold approximately 79% of the voting power of the Corporation’s outstanding voting shares and therefore have significant influence over management and affairs and over all matters requiring shareholder approval.

In addition, because of the voting ratio between Class A Shares and Class B Shares, the holders of Class A Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Shares to the extent that investors or any potential future purchasers of the Class B Shares attribute value to the superior voting or other rights of the Class A Shares. Holders of the Class B Shares will only have a right to vote, as a class, in limited circumstances as described in its constating documents.

The concentrated voting control of holders of Class A Shares limits the ability of Class B Shareholders to influence corporate matters and all matters requiring shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Corporation’s share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions

As a result, holders of Class A Shares have the ability to influence many matters affecting us and actions may be taken that our Class B shareholders may not view as beneficial. The market price of our Class B Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Shares. Additionally, the significant voting interest of holders of Class A Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Shares, might otherwise receive a premium for the Class B Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Shares.

Future transfers by holders of Class A Shares will generally result in those shares converting to Class B Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Shares and Class B Shares.

Each of the Corporation’s directors and officers owes a fiduciary duty to the Corporation and must act honestly and in good faith with a view to the best interests of Corporation. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Corporation’s shareholders generally. The holders of the Class A Shares may also take actions that other shareholders do not view as beneficial, which may adversely affect the Corporation’s results of operations and financial condition and cause the value of an investment to decline.

Risks Inherent in an Agricultural Business

The Corporation’s business may, in the future, involve the growing of cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although all such growing is expected to be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production. In addition, if the Corporation cannot successfully develop its products, or if the Corporation experiences difficulties in the development process, such as quality control problems or other disruptions, the Corporation may not be able to develop market-ready commercial products at acceptable costs, which would affect its ability to successfully enter the market.

Energy Costs

The Corporation’s cannabis growing operations will consume considerable energy, which will make it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact the business of the Corporation and its ability to operate profitably.

Factors Related to the Facility Which May Prevent Realization of Business Objectives

Any adverse changes affecting the development or construction of the Facility and commencement of production could have a material and adverse effect on the Corporation’s business, financial condition and prospects. There is a risk that these changes or developments could adversely affect the Facility by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

• delays in obtaining, or conditions imposed by, regulatory approvals;

• plant design errors;

• environmental pollution;

• non-performance by third party contractors;

• increases in materials or labour costs;

• construction performance falling below expected levels of output or efficiency;

• breakdown, aging or failure of equipment or processes;

• contractor or operator errors;

• labour disputes, disruptions or declines in productivity;

• inability to attract sufficient numbers of qualified workers;

• disruption in the supply of energy and utilities; or

• major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

It is also possible that the costs of commencing production may be significantly greater than anticipated by the Corporation’s management, and may be greater than funds available to the Corporation, in which circumstance the Corporation may curtail, or extend the timeframes for completing its business plans. This could have an adverse effect on the financial results of the Corporation.

In addition, any potential expansion of the Facility is subject to Health Canada regulatory approvals. While management does not anticipate significant issues receiving any necessary approvals in the future, the delay or denial of such approvals may have a material adverse impact on the business and may result in the Corporation not meeting anticipated or future demand when it arises.

Reliance on Management

Another risk associated with the production and sale of medical cannabis is the loss of important staff members. The Corporation is currently in good standing with all high-level employees and believes that with well-managed practices will remain in good standing. The success of the Corporation will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Corporation’s business, operating results or financial condition.

In addition, the Corporation’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Corporation may incur significant costs to attract and retain them.

Insurance and Uninsured Risks

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Corporation maintains and intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Corporation is not generally available on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation Will Be an Entrant Engaging in a New Industry

The medical cannabis industry is fairly new. There can be no assurance that an active and liquid market for the Class B Shares of the Corporation will continue and shareholders may find it difficult to resell their shares. Accordingly, no assurance can be given that the Corporation will be successful in the long term.

Dependence on Suppliers and Skilled Labour

The ability of the Corporation to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour, equipment, parts and components. This could have an adverse effect on the financial results of the Corporation.

Reliance on a Single Facility

The Corporation’s proposed activities and resources are primarily focused on the Facility. The Corporation’s operations and the conditions of the Facility is, and will be, subject to hazards inherent in the cannabis industry, including equipment defects, equipment malfunctions, natural disasters, fire, explosions, or other accidents that may cause damage to the Facilities. Any adverse changes or developments affecting the Facility could have a material and adverse effect on the Corporation’s business, financial condition and prospects.

Expansion of the Facility

Any expansion of the Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Corporation’s control. These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Corporation may not be able to achieve the intended economic benefits from any expansion of operations at the existing facility, which in turn may affect the Corporation’s business, prospects, financial condition and results of operations.

Difficulty to Forecast

The Corporation must rely largely on its own market research to forecast future projected sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Additional Financing

There is no guarantee that the Corporation will be able to execute on its strategy. The continued development of the Corporation may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation.

In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Corporation’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Corporation’s products and technology. Policing the unauthorized use of the Corporation’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent- protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licences from third parties who allege that the Corporation has infringed on their lawful rights. Such licenses, however, may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Internal Controls

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation has undertaken a number of procedures and has implemented a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under Canadian securities law, the Corporation cannot be certain that such measures will ensure that the Corporation will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Corporation’s consolidated financial statements and materially adversely affect the trading price of the Class B Shares.

Acquisition Strategy Risks

The Corporation has made and may continue to pursue acquisition opportunities to advance its strategic plan. The successful integration of an acquired business typically requires the management of the pre-acquisition business strategy, including the retention and addition of customers, realization of identified synergies, retention of key staff and the development of a common corporate culture. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the ability to realize on anticipated growth opportunities and synergies from newly formed partnerships. Any failure to integrate an acquired business or realize the anticipated benefits of new partnerships may have a material adverse effect on the Corporation’s business, financial condition and results of operations, as well as its future prospect for acquisitions or partnerships. There is no assurance that the Corporation will be able to successfully integrate an acquired business in order to maximize or realize the benefits associated with an acquisition.

Liquidity

There can be no assurance that an active trading market in the shares of the Corporation will be sustained. There is a significant liquidity risk associated with an investment in shares of the Corporation.

Dilution

The Corporation may issue equity securities to finance its activities, including future acquisitions. If the Corporation were to issue Class B Shares, existing holders of such shares may experience dilution in their holdings. Moreover, when the Corporation’s intention to issue additional equity securities becomes publicly known, the Corporation’s share price may be adversely affected.

Litigation

The Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Corporation becomes involved be determined against the Corporation, such a decision could adversely affect the Corporation’s ability to continue operating and the market price for Corporation’s Class B Shares and could use significant resources. Even if the Corporation is involved in litigation and wins, litigation can redirect significant Corporation resources.

Conflicts of Interest

Certain directors and officers of the Corporation may become, directors and officers of other entities, or are otherwise engaged, and will continue to be engaged, in activities that may put them in conflict with the business strategy of the Corporation. Consequently, there is a risk that such officers or directors will be in a position of conflict. Conflicts, if any, will be subject to the procedures and remedies available under the OBCA.

In addition, the Corporation’s directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Corporation’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Corporation. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Corporation.

Dividends

The Corporation has not paid dividends in the past and does not anticipate paying dividends in the near future. The Corporation expects to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Corporation’s businesses. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Corporation and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the board of directors of the Corporation may deem relevant. As a result, investors may not receive any return on investment in the Class B Shares unless they sell them for a share price that is greater than that at which such investors purchased them.

Limited Market for Securities

There can be no assurance that an active and liquid market for Class B Shares will be maintained and an investor may find it difficult to resell any securities of the Corporation.

Interrelation of Business Components

If any components of the Corporation’s business plan are missing or incomplete, the Corporation may not be able to execute its entire business plan.

Technology Risk

Technological advances are happening at ever-increasing rates. The Corporation believes that there will be a market for its products for the foreseeable future. However, there is no guarantee that new technologies will not largely supplant the need for the Corporation’s products in certain or all industries at some indeterminate point in the future.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Corporation will be dependent upon the capital markets to raise additional financing in the future, while it executes on its business plans. As such, the Corporation is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Corporation’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Corporation and its management. If uncertain market conditions persist, the Corporation’s ability to raise capital could be jeopardized, which could have an adverse impact on the Corporation’s operations and the trading price of the Class B Shares.

Risks Related to the Medical and Recreational Cannabis Industry

The Corporation is Not Licenced to Sell Medical Cannabis Under the Cannabis Act

On October 13, 2017, FV Pharma received its Licence to cultivate cannabis from Health Canada under the ACMPR, and effective November 8, 2018, the Licence migrated to equivalent licenses under the Cannabis Act regime; however, FV Pharma has not yet received a licence to sell medical cannabis. FV Pharma’s ability to sell medical cannabis in Canada is dependent on obtaining a sales licence from Health Canada and there can be no assurance that FV Pharma will obtain such sales licence. The timeframes and costs required for FV Pharma or any applicant for a Licence under the Cannabis Act to build the infrastructure required, to apply for, and to receive, a sales licence can be significant. The current backlog of applications from other licensees with Health Canada and the anticipated timeframe for processing and approval of any application for a licence to sell medical cannabis cannot be reliably determined at this time.

Regulatory Risks

The Corporation operates in a new industry which is highly regulated and is in a market that is very competitive and evolving rapidly. The proposed activities of the Corporation will be subject to regulation by governmental authorities, including, but not limited to, Health Canada’s Office of Controlled Substances. The Corporation’s business objectives are, in part, contingent upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Corporation cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Although the operations of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Corporation’s ability to produce or sell medical cannabis. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of medical cannabis, more stringent implementation thereof or other unanticipated events could have a material adverse impact on the business, financial condition and operating results of Corporation.

Governmental Regulation

The business and activities of the Corporation are heavily regulated. The Corporation’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of medical marijuana, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Corporation, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Corporation’s products and services.

To the knowledge of management, the Corporation is currently in compliance under the Cannabis Act. Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on its licences to operate the Corporation’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and the imposition of fines and censures. To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Corporation’s product or services in any way it may have a material adverse effect on our business, financial condition and results of operations.

With the Cannabis Act now in effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for recreational adult-use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Corporation. For example, the Provinces of Québec, New Brunswick, Nova Scotia, Prince Edward Island and the Northwest Territories have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Corporation’s opportunities in those provinces. While Ontario had previously committed to a government- regulated model for distribution, on September 27, 2018, the Government of Ontario introduced Bill-36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario (“Bill-36”). Bill-36 will, inter alia, enact the Cannabis Licence Act, 2018, which will create a licensing scheme for private cannabis retail stores. The Ontario Cannabis Retail Corporation will have the exclusive right to: (a) sell cannabis in Ontario online; and (b) sell cannabis in Ontario to a holder of a retail store authorization for the purposes of resale. The Government of Ontario has indicated that the private retail model will launch by April 1 2019 with the Ontario Cannabis Retail Corporation offering online sales of recreational cannabis in the interim.

Changes in Laws, Regulations and Guidelines

The Corporation’s operations are subject not only to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical and recreational cannabis, but also to regulations relating to health and safety, privacy, the conduct of operations and the protection of the environment in the jurisdictions in which they operate. Changes to such laws, regulations and guidelines, including changes related to government taxes and levies, may materially and adversely affect the Corporation’s businesses, financial conditions and results of operation.

Licensing Requirements under the Cannabis Act

The market for cannabis (including medical and recreational cannabis) in Canada is regulated by the Cannabis Act, the NCR, and other applicable law. Health Canada is the primary regulator. The Cannabis Act aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

The Cannabis Act will subject the Corporation to stringent ongoing compliance and reporting requirements. Failure to comply with the requirements of its Licence or the Processing License or any failure to maintain the Licence or Processing Licence could have a material adverse impact on the business, financial condition and operating results of the Corporation. Furthermore, the Licence has an expiry date of October 13 2020. Upon expiration of the Licence, the Corporation will be required to submit an application for renewal to Health Canada containing information prescribed under the Cannabis Act and any such renewal cannot be assured.

Applicants and Licensed Producers are required to demonstrate compliance with regulatory requirements, such as quality control standards, record-keeping of all activities as well as inventories of cannabis, and physical security measures to protect against potential diversion. Licensed producers are also required to employ qualified quality assurance personnel who ultimately approve the quality of the product prior to making it available for sale. This approval process includes testing (and validation of testing) for microbial and chemical contaminants to ensure that they are within established tolerance limits for herbal medicines for human consumption as required under the Food and Drugs Act, and determining the percentage by weight of the two active ingredients of cannabis, delta-9- Tetrahydrocannabinol and cannabidiol.

Unfavourable Publicity or Consumer Perception

Management of the Corporation believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Corporation’s proposed products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Corporation’s proposed products and the business, results of operations, financial condition and cash flows of the Corporation. The Corporation’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation’s proposed products, and the results of operations, financial condition and cash flows of the Corporation.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Corporation’s proposed products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Restrictions on Sales and Marketing

The medical and recreational cannabis industries are in their early development stages and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi- governmental bodies or voluntary industry associations may adversely affect the Corporation’s ability to conduct sales and marketing activities and could have a material adverse effect on the Corporation’s businesses, operating results and financial conditions.

Product Liability

If licensed as a distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Corporation’s products would involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.

Previously unknown adverse reactions resulting from human consumption of the Corporation’s products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the Corporation’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Corporation’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Corporation’s products are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Corporation’s significant brands were subject to recall, the image of that brand and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation’s products and could have a material adverse effect on the results of the operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Competition

The markets for the medical and recreational cannabis products appear to be sizable and Health Canada has only issued a limited number of licences under the former ACMPR regime and the new Cannabis Act regime to produce and sell medical and recreational cannabis. There are several hundred existing applicants for licences in queue. The number of licences issued could have an impact on the operations of the Corporation. Because of the early stage of the industry in which the Corporation operates, the Corporation expects to face additional competition from new entrants. According to Health Canada, as of the date hereof there were 154 licensees under the Cannabis Act. If the number of users of medical and recreational cannabis in Canada increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. The Corporation expects significant competition from other companies applying for production licences that may have significantly greater financial, technical, marketing and other resources, which may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

To remain competitive, the Corporation will require a continued level of investment in research and development, marketing, sales and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Corporation. If the Corporation and its subsidiaries are not successful in investing sufficient resources in these areas, their ability to compete in the market may be adversely affected, which in turn could materially and adversely affect the Corporation’s business, financial conditions and results of operation.

Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Corporation.

Risks Inherent in an Agriculture Business

The Corporation’s business involves the growing of medical and recreational cannabis, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, including pests, plant diseases and similar agricultural risks. While the Corporation grows its products in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not have a material adverse effect on the Corporation’s ability to cultivate cannabis.

Vulnerability to Rising Energy Costs

The Corporation’s cannabis-growing operations consume considerable energy, making the Corporation vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Corporation and its ability to operate profitably.

Results from Future Clinical Research

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of CBD and THC. Although the Corporation believes that the articles, reports and studies support its beliefs regarding the therapeutic benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing or negative conclusions regarding the facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Corporation’s products with the potential to lead to a material adverse effect on the Corporation’s business, financial condition, results of operations or prospects.

Reliance on Skilled Workers and Equipment

The ability of the Corporation to compete and grow cannabis will be dependent on it having access to, at a reasonable cost and in a timely manner, skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Corporation may be significantly greater than anticipated by management, and may be greater than funds available, in which circumstance the Corporation may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the operations and financial results of the Corporation.

Co-Investment Risk

The Corporation may decide to invest with certain strategic investors and/or other third parties through joint ventures or other entities. These parties may have different interests or superior rights to those of the Corporation. Although it is the general intent of the Corporation to retain control and superior rights associated with its investments, under certain circumstances, it may be possible that the Corporation relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In those cases where the Corporation does maintain a control position with respect to its investments, the Corporation’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Corporation, or may be in a position to take (or block) action in a manner contrary to the Corporation’s objectives. The Corporation may also, in certain circumstances, be liable for the actions of its third party partners or co-investors.

Regulatory or Agency Proceedings, Investigations and Audits

The Corporation’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Corporation to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Corporation may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Corporation’s reputation, require the Corporation to take, or refrain from taking, actions that could harm its operations or require the Corporation to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Corporation’s business, financial condition and results of operation.

Difficulty to Forecast & Reliability of Data

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Corporation.

In addition, as a result of recent and ongoing regulatory and policy changes in the medical and recreational cannabis industry, the market data available may be limited and unreliable. The research data collected by the Corporation will be an integral part of its business for the production of research-based reports. Market research and projections by the Corporation of estimated total retail sales, demographics, demand, and similar consumer research, may be based on assumptions from limited and unreliable market data. If there are issues with the data’s integrity or security, the data and research based reports could be considered ineffective or unreliable.

Competition from Synthetic Production and Technological Advances

The pharmaceutical industry may attempt to dominate the cannabis industry through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Corporation to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future.

Transportation Risks

Due to the perishable nature of its proposed products, the Corporation will depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the financial condition and results of operations of the Corporation.

Market Unpredictability

The current medical and recreational cannabis industry is relatively undeveloped. There is no certainty that the market of patients or recreational users will expand as sufficiently as industry analysts predict. In particular, the federal legalization of the recreational use of cannabis effective on October 17, 2018 has had a significant impact on operations. It is unclear at this point how such market will unfold and whether the Corporation’s participation in it will be permitted or restricted by any of the as-yet unidentified federal, provincial and municipal rules, by-laws and regulations.

DIVIDENDS AND DISTRIBUTIONS

The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund further growth, the financial condition of the Corporation and other factors which the Board may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future, if at all.

DESCRIPTION OF CAPITAL STRUCTURE

Corporation

The Corporation’s authorized share capital consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. As at May 7, 2019, there were 15,000 Class A Shares issued and outstanding and 1,400,139,953 Class B Shares issued and outstanding.

Voting Rights

Except as otherwise prescribed by the OBCA, at a meeting of the Shareholders, each Class B Share entitles the holder thereof to one vote and each Class A Share entitles the holder thereof to 276,660 votes on all matters.

Rank

The Class A Shares and Class B Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Shares and the holders of Class B Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and the Class B Shares, in the remaining property and assets of the Corporation available for distribution to shareholders, without preference or distinction among or between the Class A Shares and the Class B Shares.

Dividends

Holders of Class A Shares and Class B Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and Class B Shares, dividends out of the assets of the Corporation legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine and the Corporation will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Shares are not convertible into any other class of shares. Each outstanding Class A Share may, at any time at the option of the holder, be converted into one Class B Share. Upon the first date that any Class A Share is held other than by a permitted holder, the permitted holder which held such Class A Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Share into a fully paid and non-assessable Class B Share.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Shares or the Class B Shares may be carried out unless, at the same time, the Class A Shares or the Class B Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Change of Control Transactions

The holders of Class B Shares are entitled to participate on an equal basis with holders of Class A Shares in the event of a “Change of Control Transaction” requiring approval of the holders of Class A Shares and Class B Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Shares and by a majority of the votes cast by the holders of outstanding Class B Shares each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the Class A Shares nor the holders of the Class B Shares are entitled to vote separately as a class upon a proposal to amend the Articles of Amendment in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of Amendment in the case of an amendment referred to in paragraph

(b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Shares and Class B Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Shares would not necessarily require that an offer be made to purchase Class B Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into a customary coattail agreement with the Corporation and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, publicly-traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Shares by a holder of Class A Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Shares that:

a) offers a price per Class B Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Shares;

b) provides that the percentage of outstanding Class B Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Shares to be sold (exclusive of Class A Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

c) has no condition attached other than the right not to take up and pay for Class B Shares tendered if no shares are purchased pursuant to the offer for Class A Shares; and

d) is in all other material respects identical to the offer for Class A Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Shares into Class B Shares, shall not, in of itself constitute a sale of Class A Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Shares (including a transfer to a pledgee as security) by a holder of Class A Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Shares are not automatically converted into Class B Shares in accordance with the Articles of Amendment.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Shares. The obligation of the trustee to take such action will be conditional on the Corporation or holders of the Class B Shares providing such funds and indemnity as the trustee may require. No holder of Class B Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Shares held directly or indirectly by holders of Class A Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Shares under applicable law.

MARKET FOR SECURITIES

Trading Price and Volume

The Class B Shares commenced trading on the CSE on May 29, 2018 under the symbol “HUGE”. Prior to the CSE listing, there was no public trading in any securities of the Corporation. The following table sets out the high and low prices and aggregate volume of the Class B Shares traded through the CSE on a monthly basis from the date of listing on the CSE to April 30, 2019.

Month	High	Low	Volume Traded
April 2019	$0.315	$0.22	123,260,000
March 2019	$0.28	$0.19	180,993,039
February 2019	$0.36	$0.255	146,208,374
January, 2019	$0.44	$0.28	167,051,468
December 2018	$0.33	$0.265	120,623,726
November 2018	$0.50	$0.25	273,538,383
October 2018	$0.76	$0.38	422,807,197
September 2018	$0.89	$0.28	955,993,122
August 2018	$0.205	$0.12	178,083,019
July 2018	$0.18	$0.15	110,381,336
June 2018	$0.19	$0.075	398,716,864
May 29 to May 31, 2017	$0.17	$0.11	131,687,980

Prior Sales

The following table sets forth details regarding all issuances of securities by the Corporation, including all convertible securities, during the years ended December 31, 2017 and 2018:

	Type of		Issue / Exercise
	Security	Number of	Price per	Total funds	Nature of
Date Issued	Issued	Securities Issued	Security Issued	received	Consideration
Convertible
Note
February 1, 2017	(Yaron	1	$0.118	$35,000	Cash
Conforti –
former
director)

	Type of		Issue / Exercise
	Security	Number of	Price per	Total funds	Nature of
Date Issued	Issued	Securities Issued	Security Issued	received	Consideration
September 15,	Stock Options	40,000,000	$0.022	N/A	N/A(1)
2017

December 22,	Century Shares	2,250,000	$0.02	$45,000	Cash
2017

December 22,2017	Century Shares	2,966,102	$0.0118	N/A	Note Conversion(2)
December 22,	Century Shares	2,708,080	$0.025	N/A	Note Conversion(3)
2017

December 22,	Century Shares	1,522,160	0.05	N/A	Note Conversion(4)
2017

December 22,	Century Shares	300,000	$0.0666666	N/A	Debt Settlement(5)
2017

December 22,	Century Shares	967,800	$0.05	N/A	Debt Settlement(6)
2017

December 23,	Stock Options	1,450,000(7)	$0.025	N/A	N/A
2017

January 4, 2018	Century Shares	41,666,666	$0.06	$2,500,000	Cash

January 4, 2018	Finder	3,749,999(8)	$0.06	N/A	N/A
	Warrants

January 5, 2018	Stock Options	14,000,000(9)	$0.05	N/A	N/A
February 15, 2018	Century Shares	54,230,708	N/A	N/A	Stock Dividend(10)
March 9, 2018	Broker	37,715,938(11)	$0.09	N/A	N/A
	Warrants

March 22, 2018	Stock Options	1,000,000	$0.09	N/A	N/A

April 8, 2018	Stock Options	15,000,000	$0.09	N/A	N/A

April 9, 2018	Stock Options	10,000,000	$0.10	N/A	N/A

May 24, 2018	Class A Shares	15,000	N/A	N/A	N/A(12)
May 24, 2018	Class B Shares	808,131,081	N/A	N/A	N/A(12)
May 24, 2018	Class B Shares	108,461,416	N/A	N/A	N/A12)
May 24, 2018	Class B Shares	371,159,913	N/A	N/A	N/A(12)
May 24, 2018	Class B Shares	31,848,048	$0.09	$34,000,000	N/A(12)
May 24, 2018	Stock Options	14,000,000	$0.05	N/A	N/A(13)
May 24, 2018	Stock Options	2,500,000	$0.09	N/A	N/A

May 24, 2018	Warrants	31,354,219	$0.038	N/A	N/A(14)
June 12, 2018	Stock Options	9,000,000	$0.09	N/A	N/A

July 17, 2018	Class B Shares	900,000	$0.025	$22,500	Cash

August 15, 2018	Stock Options	3,000,000	$0.13	N/A	N/A(15)
August 24, 2018	Class B Shares	50,000	$0.025	$1,250	Cash

September 4, 2018	Class B Shares	4,000,000	$0.09	$360,000	Cash

September 6, 2018	Class B Shares	1,500,000	$0.09	$135,000	Cash

September 10,	Stock Options	40,000,000	$0.74	N/A	N/A

			Issue / Exercise
	Type of
	Security	Number of	Price per	Total funds	Nature of
Date Issued	Issued	Securities Issued	Security Issued	received	Consideration
2018

September 10,	Class B Shares	5,000,000	$0.09	$450,000	Cash
2018

September 14,	Class B Shares	3,500,000	$0.09	$315,000	Cash
2018

September 14,	Class B Shares	2,500,000	$0.10	$250,000	Cash
2018

September 15,	Stock Options	2,000,000	$0.60	N/A	N/A
2018

September 26,	Stock Options	1,000,000	$0.71	N/A	N/A
2018

October 4, 2018	Class B Shares	6,000,000	$0.09	$540,000	Cash

October 9, 2018	Class B Shares	833,000	$0.10	$83,300	Cash

October 11, 2018	Class B Shares	10,000,000	$0.05	$500,000	Cash

November 12,	Stock Options	3,000,000	$0.44	N/A	N/A
2018

November 15,	Stock Options	250,000	$0.43	N/A	N/A(16)
2018

November 26,	Stock Options	2,500,000	$0.28	N/A	N/A
2018

December 11,	Class B Shares	2,000,000	$0.05	$100,000	Cash
2018

December 15,	Stock Options	100,000	$0.295	N/A	N/A(17)
2018

Notes:

(1) Each of these Stock Options was to be exercisable into one Class B Share until January 5, 2023. As at the date of this AIF, 10,000,000 of these Stock Options have been exercised.

(2) These Century Shares were issued on conversion of the convertible note issued to Yaron Conforti on February 1, 2017.

(3) These Century Shares were issued on conversion of a convertible note in the principal amount of $67,702.

(4) These Century Shares were issued on conversion of convertible notes in the aggregate principal amount of $76,108.

(5) These Century Shares were issued in settlement of accounts payable in the aggregate principal amount of $20,000.

(6) These Century Shares were issued in settlement of accounts payable in the aggregate principal amount of 48,390.

(7) All of these Stock Options have been exercised.

(8) Each of these Warrants is currently exercisable into one Class B Share until January 4, 2020. As at the date hereof, none have been exercised.

(9) All of these Stock Options have been exercised.

(10) On February 15, 2018, the Board approved a stock dividend in the aggregate amount of $1,626,921.96, which was paid by the issuance of an aggregate of 54,230,708 Century Shares to all of the Shareholders as at such date, on the basis of one Century Share for each outstanding Century Share as at  such date.

(11) Issued in connection with the Concurrent Financing. Each of these Warrants is currently exercisable into one Class B Share until March 9, 2022. As at the date hereof, 4,805,609 have been exercised.

(12) Issued to the former shareholders of FV Pharma in connection with the closing of the Business Combination.

(13) Issued to the former holders of FV Pharma stock options in connection with the closing of the Business Combination.

(14) Issued to the former holders of FV Pharma warrants in connection with the closing of the Business Combination.

(15) Each of these Stock Options is exercisable into one Class B Shares until August 15, 2023.

(16) Each of these Stock Options is exercisable into one Class B Shares until November 15, 2023.

(17) Each of these Stock Options is exercisable into one Class B Shares until December 15, 2023.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As required under the policies of the CSE, principals of the Corporation entered into an escrow agreement as if the Corporation was subject to the requirements of NP 46-201. The form of the escrow agreement is as provided in NP 46-201. Escrowed securities will be released on scheduled periods specified in NP 46-201 for emerging issuers, that is, 10% will be released upon listing followed by six subsequent releases of 15% each every six months thereafter.

The table below includes the details of escrowed securities as at the date of this AIF:

Designation of class held in escrow(1)	Number of securities held in escrow	Percentage of class
Class B Shares	126,755,660(2)	9.05%
Stock Options	30,000,000(2)	35.57%
Warrants	51,616,424(2)	50.46%

Notes:

(1) Computershare is the escrow agent for these shares.

(2) Calculated as of the date hereof.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information regarding the directors and executive officers of the Corporation as at the date of this AIF. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Corporation or until a successor is duly elected or appointed.

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled
Anthony Durkacz,	Director and Executive Vice-	June 18, 2018	5,000(2)	53,162,749 (3)(4)
Executive-Co Chairman and	President, First Republic Capital
Director, Ontario, Canada(13)(14)	Corporation; Director and CFO,
Snipp Interactive Inc.
Zeeshan Saeed,	Director and Executive Vice-	May 24, 2018	5,000	62,826,229(6)
President and Director,	President, FV Pharma; CEO,
Ontario, Canada(5) (10) (12) (15)	Platinum Telecommunications Inc.
Raza Bokhari,	Managing Partner, RBx Capital	July 17, 2018	Nil.	1,127,000(7)
Executive Co-Chairman and	LP; Chairman and CEO, Parkway
Director, Pennsylvania, United	Clinical Laboratories Inc.
States(12)
Gerald (Gerry) Goldberg,	Executive Chairman, Osoyoos	May 24, 2018	Nil.	1,000,000(8)
Director, Ontario, Canada(9) (11)	Cannabis Inc.; Interim CEO,
Canada House Wellness Group
Inc.; CEO and President, Leo
Acquisitions Corp.; Senior Partner,
Schwartz, Levitsky, Feldman LLP;
President, Victory Capital Corp.

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled
David Urban,	President, American Continental	November 12,	Nil.	Nil.(9)
Director, Washington, DC(10)(14)	Group.	2018
Notes:

(1) The information as to the number of Class A Shares and/or Class B Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

(2) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(3) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of 21,314,701 Class B Shares and First Republic Capital Corporation, a corporation majority owned by Anthony Durkacz, is the registered owner of 31,848,048 Class B Shares.

(4) Anthony Durkacz also holds 40,000,000 warrants, and is the beneficial owner of 36,700,337 warrants registered to First Republic.

(5) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares.

(6) Mr. Saeed also holds 20,000,000 Stock Options.

(7) Mr. Bokhari also holds 43,000,000 Stock Options.

(8) Mr. Goldberg also holds 1,000,000 Stock Options.

(9) Mr. Urban holds 3,000,000 Stock Options.

(10) Member of Audit Committee.

(11) Chairman of the Audit Committee.

(12) Member of the Governance Committee

(13) Chairman of the Governance Committee

(14) Member of the Compensation Committee

(15) Chairman of the Compensation Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

To the best of management’s knowledge, other than set out below, no director or executive officer of the Corporation is, or within the ten years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any Corporation that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Gerry Goldberg was the Interim Chief Executive Officer of Canada House Wellness Group Inc. (“Canada House”) when a management cease trade order (the “MCTO”) was issued by the Ontario Securities Commission on September 13, 2017. The MCTO was issued in respect of Canada House’s failure to file its audited financial statements and management discussion and analysis for the year ended April 30, 2017 before the August 28, 2017 filing deadline. The MCTO was lifted effective November 22, 2017.

Bankruptcies

To the best of management’s knowledge, no director or executive officer of the Corporation has: (i) within ten years before the date of this AIF, been a director or officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director or executive officer.

Penalties and Sanctions

To the best of management’s knowledge, no director or executive officer of the Corporation has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with any securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director or executive officer.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Corporation also holding positions as directors or officers of other companies. Some of the individuals who will be directors and officers of the Corporation have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Corporation will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies provided under the OBCA.

PROMOTERS

There are currently no individuals who would be considered promoters of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions that the Corporation is or was a party to, or that any of its property is or was the subject of, during the years ended December 31, 2018, and no such proceedings are known by the Corporation to be contemplated. From time to time, however, the Corporation may be subject to various claims and legal actions arising in the course of its business.

The Corporation is not aware of any settlement agreements, penalties or sanctions the Corporation has entered into before a court relating to securities legislation or with a securities regulatory authority or that would be material to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, no: (a) director or executive officer of the Corporation; (b) person or Corporation who beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding securities; or (c) any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation, other than an interest arising solely from the ownership of Shares where such person received no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is Computershare at its office located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1.

MATERIAL CONTRACTS

Other than those listed below, elsewhere in this AIF, and those entered into in the ordinary course of the Corporation’s business, there are no material contracts of the Corporation which were entered into in the most recently completed financial year or which were entered into before the most recently completed financial year but are still in effect as of the date of this AIF:

(a) the Amalgamation Agreement;

(b) the Escrow Agreement;

(c) the Coattail Agreement;

(d) the License; and

(e) the Processing License.

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee charter, a copy of which is attached hereto as Schedule “A”.

Composition of the Audit Committee

As of the date of this AIF, the following are the members of the Audit Committee:

Name	Independent	Financial Literacy
Gerry Goldberg (Chair)	Yes	Yes

Zeeshan Saeed	No	Yes

David Urban	Yes	Yes

The Audit Committee’s function include, but are not limited to: reviewing the integrity of the Corporation’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the Corporation’s ongoing compliance with legal and regulatory requirements; selecting the external auditor for shareholder approval; and reviewing the qualifications, independence and performance of the external auditor. Information concerning the relevant education and experience of the Audit Committee members is set forth below.

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, two members of the Audit Committee have been determined by the Board to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 – Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Gerry Goldberg (Chair)

Gerry Goldberg has over 30 years of experience and heads the US Public Company audit division of the firm Schwartz Levitsky Feldmen LLP and has industry expertise in the service, distribution, retail, mining, natural resources and oil & gas, real estate, “not-for-profit” entities and manufacturing industries with a strong emphasis in taxation and business advisory services.

Mr. Goldberg is also active in corporate finance and development and was involved in the structure and design of numerous innovative financing instruments, tax shelters and syndications, both in Canada and the US. He is actively involved with the audit of various public Canadian, US, Chinese and other foreign companies listed in the US and Canada.

Mr. Goldberg is or was an independent director, Chairman and member of the audit committees, both of numerous public companies, non-profit, educational and other institutions, organizations and companies.

Zeeshan Saeed

Mr. Saeed is an entrepreneur who has been involved with FV Pharma, a wholly-owned subsidiary of the Corporation, for over four years. Mr. Saeed provided consulting advice to FV Pharma and was instrumental in raising its initial seed capital. He played a key role in bringing together a team of professionals in the development of FV Pharma’s business plan.

Mr. Saeed has experience in international capital markets and has helped various startups with the process of raising initial funding and getting listed on various stock exchanges. Mr. Saeed is an engineer by qualification and is currently the President and a director of the Corporation. Before entering capital markets, Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. Mr. Saeed grew Platinum Telecommunications Inc. to a stage at which it was taken over by BankEngine Technologies, which in turn was taken over by a larger public entity.

David Urban

Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

Mr. Urban earned a Bachelor of Science degree from the United States Military Academy at West Point, a Master of Public Administration degree from the University of Pennsylvania, a Juris Doctor degree from Temple University.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Corporation by its external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than UHY McGovern Hurley LLP (“UHY”) in the most recently completed financial year.

Reliance on Certain Exemptions

At no time since the commencement of the most recently completed financial year of the Corporation has the Corporation relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from the application of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

The Corporation is relying upon the exemption in section 6.1 of NI 52-110.

Auditors’ Fees

The following table sets forth the fees paid by the Corporation to its auditor for services rendered during the years ended December 31, 2018 and December 31, 2017:

	For the year ended	For the year ended
Fee	December 31, 2017	December 31, 2018
Audit Fees(1)	$5,500	$55,000
Audit-Related Fees(2)	$2,000	$5,000
Tax Fees(3)	$800	$4,000
All Other Fees(4)	Nil	Nil
Total	$8,300	$64,000

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include all other non-audit services.

All permissible categories of non-audit services require pre-approval by the Audit Committee, subject to certain statutory exemptions.

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of any associate or affiliate of the Corporation and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the corporation or of any associate or affiliate of the Corporation and no such person is a promoter of the corporation or any associate or affiliate of the Corporation.

UHY is independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans are contained in the Corporation’s Listing Statement dated May 28, 2018, which is available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited financial statements and MD&A for the financial year ended December 31, 2018, and unaudited interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2018, which are also available under the Corporation’s SEDAR profile.

SCHEDULE A

AUDIT COMMITTEE CHARTER

See attached.

AUDIT COMMITTEE CHARTER

Effective as of and from June 1, 2018

FSD PHARMA INC.

CHARTER OF THE AUDIT COMMITTEE

This charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the "Committee") of the directors (the "Board") of FSD Pharma Inc. ("FSD Pharma").

1.0 PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a) financial reporting and disclosure requirements;

(b) ensuring that an effective risk management and financial control framework has been implemented by the management of FSD Pharma; and

(c) external and internal audit processes.

2.0 COMPOSITION AND MEMBERSHIP

(a) The members (collectively "Members" and individually a "Member") of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of FSD Pharma.

(b) The Committee will consist of at least three Members. Every Member must be a director of FSD Pharma who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively "Applicable Laws"), it being understood that for such time as FSD Pharma remains a "venture issuer" under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be "independent". In this Charter, the terms "independent" and "financially literate" have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.

(c) The chairman of the Committee (the "Chairman") will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of FSD Pharma (the " Corporate Secretary") will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0 MEETINGS

(a) Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Any Member or the auditor of FSD Pharma may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b) At the request of the external auditors of FSD Pharma, the Chief Executive Officer or the Chief Financial Officer of FSD Pharma or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c) The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.

(d) A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

(e) The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. The Committee will meet in camera without management at each meeting of the Committee.

(f) In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of FSD Pharma to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.0 DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1 Financial Reporting and Disclosure

(a) review and recommend to the Board for approval, the audited annual financial statements of FSD Pharma, including the auditors' report thereon, the management's discussion and analysis of FSD Pharma prepared in connection with the annual financial statements, financial reports of FSD Pharma, guidance with respect to earnings per share, and any initial public release of financial information of FSD Pharma through press release or otherwise, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b) review and approval of the quarterly financial statements of FSD Pharma including the management's discussion and analysis prepared in connection with the quarterly financial statements, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(c) review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;

(d) review with management of FSD Pharma and with the external auditors of FSD Pharma significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly FSD Pharma's financial position and the results of its operations in accordance with Canadian GAAP;

(e) annually review FSD Pharma's Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and

(f) review the minutes from each meeting of the disclosure committee of FSD Pharma established pursuant to FSD Pharma's Corporate Disclosure Policy, since the last meeting of the Committee.

4.2 Internal Controls and Audit

(a) review and assess the adequacy and effectiveness of FSD Pharma's system of internal control and management information systems through discussions with management and the external auditor of FSD Pharma to ensure that FSD Pharma maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect FSD Pharma's transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statements of FSD Pharma and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of FSD Pharma at any particular time;

(b) satisfy itself that management has established adequate procedures for the review of FSD Pharma's disclosure of financial information extracted or derived directly from FSD Pharma's financial statements;

(c) periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations;

(d) review and discuss the major financial risk exposures of FSD Pharma and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e) review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of FSD Pharma's risk management policies and procedures with regard to identification of FSD Pharma's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by FSD Pharma; and

4.3 External Audit

(a) recommend to the Board a firm of external auditors to be engaged by FSD Pharma;

(b) ensure the external auditors report directly to the Committee on a regular basis;

(c) review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d) review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e) review the audit plan of the external auditors prior to the commencement of the audit;

(f) establish and maintain a direct line of communication with FSD Pharma's external and, if applicable, internal auditors;

(g) meet in camera with only the auditors (if present), with only management (if present), and with only the Members at every Committee meeting;

(h) review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i) oversee the work of the external auditors appointed by the shareholders of FSD Pharma with respect to preparing and issuing an audit report or performing other audit, review or attest services for FSD Pharma, including the resolution of issues between management of FSD Pharma and the external auditors regarding financial disclosure;

(j) review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of FSD Pharma and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k) discuss with the external auditors their perception of FSD Pharma's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l) review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(m) review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4 Associated Responsibilities

(a) monitor and periodically review the Whistleblower Policy of FSD Pharma and associated procedures for:

(i) the receipt, retention and treatment of complaints received by FSD Pharma regarding accounting, internal accounting controls or auditing matters;

(ii) the confidential, anonymous submission by directors, officers and employees of FSD Pharma of concerns regarding questionable accounting or auditing matters; and

(iii) any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of the Code of Conduct & Ethics of FSD Pharma; and

(b) review and approve the hiring policies of FSD Pharma regarding employees and partners, and former employees and partners, of the present and former external auditors of FSD Pharma.

4.5 Non-Audit Services

Pre-approve all non-audit services to be provided to FSD Pharma or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.6 Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that FSD Pharma's financial statements are complete and accurate or are in accordance with Canadian GAAP and applicable rules and regulations. These are the responsibilities of the management and the external auditors of FSD Pharma. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are directors of FSD Pharma, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of FSD Pharma, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of FSD Pharma's financial information or public disclosure.

5.0 REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.0 ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding FSD Pharma and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at FSD Pharma's expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of FSD Pharma.

7.0 REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

8.0 CHAIR

The Chair of the Committee should:

(a) provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee;

(b) chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

(c) ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;

(d) in consultation with the Chairman of the Board and the Committee members, establish dates for holding meetings of the Committee;

(e) set the agenda for each meeting of the Committee, with input from other Committee members, the Chairman of the Board, and any other appropriate persons;

(f) ensure that Committee materials are available to any director upon request;

(g) act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and

(h) report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

Original Approval Date:	June 1, 2018

Approved by:	Audit Committee

Board of Directors